FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 22, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES PLACEMENT OF THE SECOND ISSUE
OF BONDS WITH AN ANNUAL COUPON RATE OF 8.4%

Moscow, Russia — June 21, 2006 — Mechel OAO (NYSE: MTL) announces the placement of the second bond issue at the Moscow Interbank Currency Exchange (MICEX). The rate of the first coupon of the first issue is 8.4%. The issue was fully placed on the first day of placement.

The offering price of the bonds was fixed at 100% of the par value. The rate for the first coupon ranged from 7.95 to 8.65%. Five million bonds were placed, while the demand was RUR 5.44 billion.

The funds from the bond placement will be allocated to refinance the debt under previous bond issues of Mechel OAO and Mechel Trading House OOO.

The circulation period is seven years. The bond will have fourteen coupon payments. The first coupon rate is determined at a tender held by the Moscow Interbank Currency Exchange (MICEX), the coupon rates from two to eight will be equal to the first coupon rate, while the remaining coupon rates will be determined by the issuer. The bond will have an offer for early redemption of bonds after four years from the placement. The 02 Series issue is registered by the Federal Committee for the Securities Market on May 25, 2006, registration # 4-02-55005-E.

Mechel Trading House OOO acts as the guarantor under the bond loan.

JS Bank “Gazprombank” (CJSC) is appointed to be the manager of the issue.

“We are pleased with the results of the new bond placement, and are glad that the market continues to positively evaluate the performance of our company. Mechel’s management appreciates the confidence that investors once again put in the company. This issue allows Mechel to improve its financial position and continue the implementation of the strategic investment program targeted at strengthening of the mining business and raising the efficiency of the steel segment,” said Alexey Ivanushkin, Chief Operating Officer of Mechel OAO.

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Mechel OAO
Irina Ostryakova
Phone: +7-495-258-18-28
e-mail: Irina.Ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   June 22, 2006